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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 28302

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC Mail Processing Section MAR 03 2021 Washington DC 413

REPORT FOR THE PERIOD BEGINNING **01/01/20** (MM/DD/YY) AND ENDING **12/31/20** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Finance 500, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

584 Wald
(No. and Street)

Irvine	**California**	**92618**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bryan L. Bennett **(949) 253-4000**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst Wintter & Associates LLP
(Name – *if individual, state last, first, middle name*)

675 Ygnacio Valley Road, Suite A200	**Walnut Creek**	**California**	**94596**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Bryan L. Bennett**, affirm that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Finance 500, Inc.**, as of **December 31, 2020**, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Bryan Bennett
Signature

President & CEO
Title

HORMOZ DALAEI
Notary Public - California
Orange County
Commission # 2197119
My Comm. Expires May 31, 2021

Notary Public

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Orange
Subscribed and sworn to (or affirmed) before me this 25th day of February, 2021, by Bryan L. Bennett
, proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature ______ (Seal)

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCE 500, INC.
TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm	1
Statement of Financial Condition	2
Statement of Income	3
Statement of Changes in Stockholder's Equity	4
Statement of Cash Flows	5
Statement of Changes in Liabilities Subordinated to Claims of General Creditors	6
Notes to the Financial Statements	7 - 17
Supporting Schedules	18
Schedule I:	19
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	
Reconciliation with Company's Net Capital Computation	
Schedule II:	20
Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	
Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	
Review Report of the Independent Registered Public Accounting Firm	21
SEA Rule 15c3-3 Exemption Report	22

ERNST WINTTER & ASSOCIATES LLP *Certified Public Accountants*

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of
Finance 500, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Finance 500, Inc. (the "Company") as of December 31, 2020, the related statements of income, changes in stockholder's equity, cash flows and changes in liabilities subordinated to claims of general creditors, for the year then ended, and the related notes and schedules I and II (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Finance 500, Inc. as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Finance 500, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

Schedules I and II have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, schedules I and II are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst Wintter + Associates LLP

We have served as Finance 500, Inc.'s auditor since 2015.

Walnut Creek, California

February 25, 2021

FINANCE 500, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2020

ASSETS

Cash	$	2,155,827
Cash at clearing organization		3,448,169
Marketable securities		19,053,040
Due from broker		486,919
Deposits with clearing organizations		250,000
Prepaid expenses		91,221
Deferred tax asset		47,872
Property and equipment, net of $95,602 accumulated depreciation		45,015
Operating lease right-of-use asset		893,795
Total Assets	$	26,471,858

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Accounts payable and accrued liabilities	$	56,161
Accrued compensation		50,660
Commissions payable		202,442
Accrued pension liability		360,000
Payable to clearing organization		19,053,040
Taxes payable		11,398
Note payable		6,007
Accrued interest		31,250
Operating lease liability		931,674
Total Liabilities		20,702,632
Subordinated Note		1,250,000
Stockholder's Equity		
Common stock, no par value per share;		
authorized 1,900 shares; issued and outstanding 1,000 shares		2,315,000
Retained earnings		2,204,226
Total Stockholder's Equity		4,519,226
Total Liabilities and Stockholder's Equity	$	26,471,858

The accompanying notes are an integral part of these financial statements.

FINANCE 500, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2020

Revenue	
Underwriting income	$ 6,711,734
Commission income	3,749,422
Interest income	366,023
Other income	478,284
Total Revenue	11,305,463
Operating Expenses	
Compensation and benefits	5,727,312
Clearing fees and other trading charges	1,311,852
Commissions	514,060
Interest expense	449,282
Referral fees	348,528
Management fee	318,000
Professional fees	252,616
Rent	242,759
Business development	44,630
Regulatory fees	43,771
Communication and data	27,307
Depreciation	18,629
Other operating expenses	321,571
Total Operating Expenses	9,620,317
Income before tax	1,685,146
Tax provision	356,897
Net Income	$ 1,328,249

The accompanying notes are an integral part of these financial statements.

FINANCE 500, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2020

	Common Stock	Retained Earnings	Total
Stockholder's Equity at January 1, 2020	$ 2,315,000	$ 875,977	$ 3,190,977
Net income	-	1,328,249	1,328,249
Stockholder's Equity at December 31, 2020	$ 2,315,000	$ 2,204,226	$ 4,519,226

The accompanying notes are an integral part of these financial statements.

FINANCE 500, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2020

Cash Flows from Operating Activities		
Net income	$	1,328,249
Depreciation		18,629
Amortization of right-of-use asset		183,946
Forgiveness of note payable		(369,300)
Adjustments to reconcile net income		
to net cash used in operating activities:		
(Increase) decrease in:		
Marketable securities		782,668
Due from broker		494,770
Prepaid expenses		(50,675)
Deferred tax asset		(15,120)
Increase (decrease) in:		
Accounts payable and accrued liabilities		(136,603)
Accrued compensation		(249,340)
Commissions payable		(113,171)
Accrued pension liability		(8,000)
Payable to clearing organization		(782,668)
Taxes payable		(102,790)
Operating lease liability		(174,710)
Net Cash Provided by Operating Activities		805,885
Cash Flows from Financing Activities		
Payments on note payable		(25,601)
Proceeds from note payable		369,300
Net Cash Provided by Financing Activities		343,699
Net Increase in Cash		1,149,584
Cash at beginning of year		4,704,412
Cash at End of Year	$	5,853,996
Supplemental Cash Disclosures		
Taxes paid	$	527,529
Interest paid	$	449,282

The accompanying notes are an integral part of these financial statements.

FINANCE 500, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

FOR THE YEAR ENDED DECEMBER 31, 2020

Subordinated liabilities at January 1, 2020	$	1,250,000
Subordinated liabilities at December 31, 2020	$	1,250,000

The accompanying notes are an integral part of these financial statements.

1. Organization

Finance 500 Inc. (the Company) is a registered broker dealer incorporated under the laws of the State of California maintaining its principal office in Irvine, California. The Company is a wholly owned subsidiary of RMB Group, LLC ("RMB"). The Company operates as a registered broker dealer in securities under the provisions of the Securities and Exchange Act of 1934. The Company acts as an introducing broker dealer and clears transactions with and for customers on a fully disclosed basis through a clearing broker dealer. The Company's primary business consists of underwriting and sales of certificates of deposit. The Company is registered with the Securities and Exchange Commission ("SEC"), is a member of the Financial Industry Regulatory Authority ("FINRA"), and a member of the Securities Investor Protection Corporation ("SIPC").

2. Significant Accounting Policies

Basis of Accounting
The financial statements have been prepared on the accrual basis in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates and may have impact on future periods.

Fair Value of Financial Instruments
Unless otherwise indicated, the fair value of all reported assets and liabilities that represent financial instruments approximate the carrying value of such amount.

Cash and Cash Equivalents
The Company considers all highly liquid instruments with a maturity of three months or less from the date of purchase, other than those held for sale in the ordinary course of business, to be cash equivalents. At December 31, 2020, there are no cash equivalents.

Marketable Securities
Marketable securities consist of certificates of deposit. The certificates of deposit are purchased on margin with the clearing organization and the related liability is included in the payable to clearing organization.

Commissions Receivable
Accounts receivable represents commissions due to the Company from the sale of securities. Effective January 1, 2020, the provision of Accounting Standards Update 2016-13, Financial Instruments - Credit Losses ("ASU 2016-13") was adopted. ASU 2016-13 provides revised guidance on evaluating accounts and notes receivable and other financial instruments for impairment. ASU 2016-13 requires companies evaluate their financial instruments for impairment and record an allowance for doubtful accounts and/or bad debt expense based on certain categories of instruments rather than a specific identification approach. The provisions of this standard were adopted using a method to estimate the allowance for doubtful accounts that considered both the aging of accounts receivable and a projected loss rate of receivables. Accounts receivable and the related allowance for doubtful accounts are written off when it becomes remote that payment for services will be received. Per management's analysis, no allowance was considered necessary as of December 31, 2020.

Property and Equipment
Property and equipment are stated at cost. Maintenance, repairs, and minor renewals are charged against earnings. Additions and major renewals are capitalized. The cost and accumulated depreciation of assets sold or retired are removed from the respective accounts, and any gain or loss is reflected in earnings. Depreciation is calculated using the straight-line method over five to seven years.

2. Significant Accounting Policies *(continued)*

Benefit Plan

The Company provides a pension plan to eligible employees. The Company records annual amounts relating to this plan based on calculations specified by GAAP. These GAAP calculations include various actuarial assumptions as to discount rates, assumed rates of return on plan assets, mortality, and compensation increases.

Revenue Recognition

Revenue is earned through services related to brokerage, 12b-1 fees, and underwriting. Brokerage commissions and related clearing and floor brokerage expenses are reported at a point in time on a trade date basis. 12b-1 fees are reported after the performance obligation has been met and when payment is received. Underwriting income is recorded at a point in time when all significant items relating to the underwriting cycle have been completed and the amount of the underwriting revenue is reasonably determinable. See Note 11, Revenue from Contracts with Customers, for further information.

Leases

At inception, the Company determines if an agreement constitutes a lease and, if so, whether the lease is an operating or finance lease. Leases that have terms of one year or less are deemed short term and are expensed on a straight-line basis over the term of the lease. Operating leases that exceed one year are included in operating lease right-of-use ("ROU") assets and operating lease liabilities on the Statement of Financial Condition. Finance leases that exceed one year are included in property and equipment and other liabilities on the Statement of Financial Condition. For the year ended December 31, 2020, the Company had one long term operating lease.

Income Taxes

Income taxes provide for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be deductible or taxable when the assets and liabilities are recovered or settled.

The Company evaluates its tax positions for any potential uncertain tax positions. If applicable, the Company accrues for those positions identified which are not deemed more likely than not to be sustained if challenged and recognizes interest and penalties on any unrecognized tax benefits as a component of the provision for the income taxes.

3. Recently Adopted Accounting Pronouncements

ASU 2016-13 *Financial Instruments - Credit Losses (Topic 326)* ("ASU 2016-13")

Effective January 1, 2020, the Company adopted ASU 2016-13 which requires entities to present financial assets, measured at amortized cost basis, at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis. The measurement of expected credit loss will be based on historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. The Company adopted this guidance using the modified retrospective adoption method and applied it to all applicable accounts. As a result, management determined there was no material impact on the Company's financial statements for the year ended December 31, 2020.

4. Deposits with Clearing Organizations

The Company's clearing broker, RBC Correspondent Services ("RBC"), requires the Company maintain a minimum of $250,000 in cash deposits.

5. Fair Value Measurements

The Fair Value Measurements Topic of the FASB Accounting Standards Codification establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1	Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.
Level 2	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
Level 3	Unobservable inputs for the asset or liability.

Determination of Fair Value

Under the Fair Value Measurements Topic of the FASB Accounting Standards Codification, the Company bases its fair value on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between participants at the measurement date. It is the Company's policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy. Fair value measurements for assets and liabilities where there exists limited or no observable market data and, therefore, are based primarily upon management's own estimates, are often calculated based on current pricing policy, the economic and competitive environment, the characteristics of the asset or liability and other such factors. Therefore, the results cannot be determined with precision and may not be realized in an actual sale or immediate settlement of the asset or liability. Additionally, there may be inherent weaknesses in any calculation technique, and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, that could significantly affect the results of current or future value.

Following is a description of valuation methodologies used for assets and liabilities recorded at fair value.

Cash and cash equivalents, short-term financial instruments, accounts receivable and accounts payable
The carrying amounts approximate fair value because of the short maturity of these instruments.

Investments in Securities
Securities consist of certificates of deposit. Fair values are based on quoted market prices when available. When market prices are not available, fair value is generally estimated using discounted cash flow analyses, incorporating current market inputs for similar financial instruments. In instances where there is little or no market activity for the same or similar instruments, the Company estimates fair value using methods, models and assumptions that the managing member believes market participants would use to determine a current transaction price. These valuation techniques involve a high level of the managing member's estimation and judgment which become significant with increasingly complex instruments or pricing models. Where appropriate, adjustments are included to reflect the risk inherent in a particular methodology, model or input used.

Assets and Liabilities Measured and Recognized at Fair Value on a Recurring Basis
The table below presents the amounts of assets measured at fair value on a recurring basis as of December 31, 2020:

	Level 1	Level 2	Level 3	Total
Assets at fair value:				
Certificates of deposit	$19,053,040	-	-	$19,053,040
Liabilities at fair value:				
Payable to Clearing Organization	$19,053,040	-	-	$19,053,040
Accrued Compensation	-	-	$ 50,660	$ 50,660

Certificates of deposit are based on quoted market prices in active markets for identical assets and liabilities.
Accrued compensation is based on a valuation of stock appreciation rights using the Black Scholes method. See Note 8, Accrued Compensation, for further information.

6. Property and Equipment

Property and equipment consist of the following:

Furniture and equipment	$ 140,617
Accumulated depreciation	(95,602)
Total	$ 45,015

Depreciation expense for the year ended December 31, 2020 was $18,629.

7. Payable to Clearing Organization

The Company has a lending agreement with RBC where the Company can purchase certificates of deposit on margin. Under this agreement, the Company is required to maintain a minimum 10% margin of cash and certificates of deposit. As of December 31, 2020, the Company's margin loan from RBC was $19,053,040. The Company incurs interest at the broker call rate plus 0.5%. During 2020, the Company incurred interest expense of $322,070 on such transactions.

8. Accrued Compensation

Effective August 1, 2020, the Company entered into a Stock Appreciation Rights Agreement ("SARA") with a long-term employee. Per the SARA, the employee was granted fifty common stock shares that will vest in increments of ten over a five-year period beginning August 1, 2020 and will expire ten years from the effective date of the agreement. The value of this stock-based compensation award was calculated using the Black Scholes method which requires management make various assumptions. The assumptions used to calculate fair value of this employee incentive are as follows:

Risk-free interest rate	0.55%
Expected dividend yield	0.00%
Expected life in years	6.50
Expected volatility	27.32%

The risk-free interest rate assumption is based upon the risk-free interest rate for a ten-year United States Treasury security determined at the grant date. The expected dividends rate assumption is zero since the Company does not expect to declare dividends.

	Number of Shares	Total Value of Shares
Stock appreciation rights outstanding at December 31, 2019	-	$ -
Granted	50	253,300
Vested	(10)	(50,660)
Stock appreciation rights outstanding at December 31, 2020	40	$ 202,640

Stock appreciation rights are re-evaluated on an annual basis using the Black-Scholes valuation model. No cash was paid to settle stock appreciation rights during 2020. As of December 31, 2020, the fair value of this employee incentive was $50,660 and is presented as accrued compensation on the Statement of Financial Condition. As of December 31, 2020, a related deferred tax benefit of $15,120 was recognized and is included in the deferred tax asset balance on the Statement of Financial Condition.

9. Notes Payable

On April 11, 2016, the Company entered into a sixty month equipment loan agreement that is secured by property and equipment in the amount of $106,968. The unpaid principal on this note bears interest at a rate of 10.5% per annum. For the year ended December 31, 2020, $25,601 of the note principal was paid. During the year ended December 31, 2020, $1,958 of interest was expensed in relation to the note. As of December 31, 2020, the remaining unpaid balance of the note was $6,007 and is due in full in 2021.

The Company received a loan from First State Bank - Gothenburg in the amount of $369,300 under the Paycheck Protection Program established by the Coronavirus Aid, Relief, and Economic Security ("CARES") Act. As of November 20, 2020, the loan and the related interest incurred was forgiven in full since the Company used the proceeds of the loan for eligible expenditures such as payroll and other expenses described in the CARES Act. As of December 31, 2020, there is no further obligation on this note. The forgiven amount is included in other income on the accompanying Statement of Income.

10. Related Party Transactions

Subordinated Notes

The Company has a $750,000 note subordinated to claims of general creditors pursuant to an agreement approved by FINRA on June 28, 2016. The note bears interest of 10% and the interest is payable on July 1, 2020, the scheduled maturity date of the note. The note automatically extends for twelve months. On June 12, 2017, FINRA approved the payment of interest on this subordinated loan on a monthly basis. The subordinated loan is with the stockholder and is allowable in computing net capital under the SEC's uniform net capital rule. To the extent that it is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid. During the year ended December 31, 2020, the Company incurred and paid $75,000 of interest expense on this loan. As of December 31, 2020, $31,250 of interest was accrued on the loan.

The Company has a $500,000 note subordinated to claims of general creditors pursuant to an agreement approved by FINRA on October 25, 2017. The note bears interest of 10% and the interest is payable on November 1, 2020, the scheduled maturity date of the note. The note automatically extends for twelve months. Since inception, FINRA has approved of the payment of interest on this subordinated loan on a monthly basis. The subordinated loan is with the stockholder and is allowable in computing net capital under the SEC's uniform net capital rule. To the extent that it is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid. During the year ended December 31, 2020, $50,000 of interest was expensed and paid on this loan. As of December 31, 2020, no interest was accrued on the loan.

The Company's results of operations and financial position could differ significantly from those that would have been obtained if the entities were autonomous.

Management Services Agreement

As of January 1, 2019, the Company entered into an amended management services agreement with its sole stockholder, RMB. For a fee of $26,000 per month, the Company received management services from RMB. Beginning October 1, 2020, the Company entered into a new management services agreement with RMB where the Company paid a $28,000 monthly management service fee. For the year ended December 31, 2020, the Company paid RMB $318,000 for management services which is included in management fee on the Statement of Income. As of December 31, 2020, no amount is due to RMB in relation to this agreement.

10. Related Party Transactions *(continued)*

Office Lease

Operating lease ROU assets represent the Company's right to use an underlying asset for the lease term. Lease liabilities represent the Company's obligation to make lease payments arising from the operating lease. Operating lease ROU assets and liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. Payments made for lease incentives are excluded. Since the Company's lease does not provide an implicit rate, the Company's uses the incremental borrowing rate. The incremental borrowing rate is based on the estimated rate of interest for a collateralized borrowing over a similar term of the lease payments at commencement date. Lease expense for lease payments is recognized on a straight-line basis over the lease term. The Company has a lease agreement with lease and non-lease components. Such non-lease components are accounted for separately.

On April 1, 2016, the Company entered into a sixty month, operating lease agreement for office space in Irvine, California with a company under common control, RMB Holdings, LLC. On April 1, 2019, the Company amended the lease until April 1, 2024 and remeasured its ROU liability at that point in time. For the year ended December 31, 2020, information pertaining to the operating leases were as follows:

Supplemental Statement of Financial Condition Information	
Operating leases:	
Right of use asset	$ 893,795
Operating lease liability	$ 931,674
Remaining lease term	51 months
Discount rate	5.0%

Supplemental Cash Flow Information	
Operating Lease ROU Asset	
ROU asset on January 1, 2020	$ 1,077,741
Amortization of ROU assets	(183,946)
Operating lease ROU asset as of December 31, 2020	$ 893,795
Payments on operating lease liabilities	$ 225,155

Maturities of Operating Lease Liability	
2021	231,909
2022	238,866
2023	246,033
2024	253,413
2025	63,818
Total lease payments	1,034,039
Less discount	(102,365)
Total operating lease liability	$ 931,674

Total operating lease cost included in rent on the Statement of Income	$ 234,391

11. Revenue from Contracts with Customers

In accordance with ASU 2014-09, an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

Underwriting income

The Company earns underwriting income by providing underwriting services to institutional customers. Underwriting income is calculated as the difference between the price the Company pays the issuer and the price at which the Company places the issue on the market. Historically, underwriting income was recognized as of the trade date. Under the new revenue standard, since the performance obligation is deemed to be fulfilled as of the trade date, the Company continues to recognize underwriting income at such time.

Commission income

The Company earns commission revenue on the sale of CD products to institutional and other broker dealer clients. Commissions are based upon an agreed-upon percentage of the value of CD products sold. Commission revenue is recognized upon the settlement date of the transaction which is not materially different from trade date.

12b-1 fees

The Company earns 12b-1 fees by providing financial management services to private clients. 12b-1 fees are calculated as a percentage of net assets under management. The fees are considered variable and are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. As the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activity are known, which are usually monthly or quarterly. 12b-1 fees recognized in the current period are primarily related to performance obligations that have been satisfied.

Insurance revenue

The Company earns commission revenue on the sale of insurance products to private clients. Insurance commissions are based upon an agreed-upon percentage of the value of insurance products sold. This revenue is considered variable and is recognized to the extent it is probable that a significant revenue reversal will not occur once uncertainty of payment has been resolved.

Disaggregation of Revenue

The following table presents the Company's revenue from contracts with customers by business activity and other sources of revenue for the year ended December 31, 2020:

	Institutional Investors	Private Client	Other	Total
Revenue from contracts with customers:				
Underwriting	$ 6,711,734	$ -	$ -	$ 6,711,734
Commission	3,749,422			3,749,422
12b-1 fees	-	2,251	-	2,251
Insurance	-	5,483	-	5,483
Total revenue from contracts with customers	$ 10,461,156	$ 7,734	$ -	$ 10,468,890

11. Revenue from Contracts with Customers *(continued)*

Contract Balances

Income is recognized upon completion of the related performance obligation and when an unconditional right to payment exists. The timing of revenue recognition may differ from the timing of customer payments. A receivable is recognized when a performance obligation is met prior to receiving payment by the customer. At January 1, 2020 and December 31, 2020, receivables related to revenue from contracts with customers were $981,689 and $486,919, respectively. There was no significant impairment related to these receivables during the period ended December 31, 2020.

Alternatively, fees received prior to the completion of the performance obligation would be recorded as deferred revenue on the Statement of Financial Condition until such time when the performance obligation is met. Since the Company does not collect any fees in advance, there is no deferred revenue as of January 1, 2020 and December 31, 2020.

Contract Costs

Expenses associated with the Company's revenue streams are recognized as incurred as related performance obligations are satisfied.

12. Employee Benefit Plans

The Company has a qualified 401(k) profit sharing plan ("Plan") and a defined benefit pension plan ("Pension") for eligible employees.

The Plan covers substantially all employees meeting certain eligibility requirements. Participants may contribute a portion of their compensation to the Plan, up to the maximum amount permitted under Section 401(k) of the Internal Revenue Code. The Company contributes two percent of employee contributions to the Plan which was $2,646 in 2020. This expense is included in compensation and benefits on the Statement of Income.

The Pension was established on December 27, 2019. To participate in the Pension, an employee must have completed at least two years of service or have attained the age of twenty-one years. Specifically excluded from the Pension are retired or terminated employees. Each eligible Pension participant's accrued benefit is based on a calculation of the participant's average annual earnings and respective group class percentage. This provision is only limited by Internal Revenue Code Section 401(a)(17) which sets contribution limits of $285,000 in 2020. The Company makes contributions to the Pension equal to the amounts accrued for pension expense.

Summary of Pension Plan Assets as of December 31, 2020

	Total	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
CDs (a)	$ 120,883	$ 120,883	-	-
Money Market (a)	239,215	239,215	-	
Total	$ 360,098	$ 360,098	-	-

(a) Investment vehicles for cash reserves.

The trustees have the sole discretion to invest and manage Pension assets.

12. Employee Benefit Plans *(continued)*

The annual measurement date is December 31 for the Pension benefits.

Assumptions used in the measurement of the Pension	
Mortality assumptions	2020 Combined Mortality Table
Pre-retirement mortality	None
Weighted average discount rate	5.00%
Weighted average rate of compensation increase	2.00%
Expected long term rate of return on assets	4.50%
Salary scale used to project salary to normal retirement date	3.00%
Withdrawal rate	None

Summary of the Plan and Pension as of December 31, 2020	Plan	Pension
Projected benefit obligation	$ -	$ (691,850)
Fair value of plan assets	19,103	360,098
Funded status	$ 19,103	$ (331,752)
Amounts recognized in the Statement of Financial Condition consist of:		
Liabilities	$ -	$ 360,000
Total	$ -	$ 360,000
Benefit payments, which reflect expected future service, expected to be paid		
2021	$ -	$ -
2022	-	-
2023	-	-
2024	-	23,503
2025 to 2030	-	-
Total	$ -	$ 23,503
Employer contributions	$ 21,460	$ 346,540
Actual return on plan assets	-	13,558
Participant contributions	132,194	-
Benefits paid	-	-
Net periodic benefit cost	-	364,347
Accumulated benefit obligation at December 31	-	681,657

13. Income Taxes

The Company accounts for income taxes in accordance with generally accepted accounting principles which require recognition of deferred tax assets or liabilities for the expected future tax consequences of events that are included in the financial statements and tax returns in different periods. The Company is no longer subject to U.S. federal and state income tax examinations by tax authorities for tax years before 2017 and 2016, respectively.

Income tax expense shown in the accompanying Statement of Income consists of the following:

	Federal	State	Total
Current	$ 226,693	$ 145,324	$ 372,017
Deferred tax benefit	(10,640)	(4,480)	(15,120)
Total	$ 216,053	$ 140,844	$ 356,897

13. Income Taxes *(continued)*

For the year ending December 31, 2020, federal and California net operating loss carryforwards were $48,693 and $36,573, respectively.

Deferred tax assets of the Company are primarily the result of stock appreciation rights vested and net operating loss carryforwards. As of December 31, 2020, there was no valuation allowance as it is more likely than not that the deferred tax assets will be utilized.

14. Cash

For the purpose of preparing the statement of cash flows, cash consists of the following:

	December 31, 2020
Cash	$ 2,155,827
Cash at clearing organization	3,448,169
Deposits with clearing organization	250,000
Total cash shown in the Statement of Cash Flows	$ 5,853,996

15. *Concentration of Credit Risk*

Financial instruments that potentially subject the Company to significant concentration of credit risk consist principally of cash and cash equivalents. For the year ended December 31, 2020, the Company maintains cash balances which, at times, may exceed federally insured limits. The Company has not experienced any losses on its cash deposits.

16. Litigation Matters

In the normal course of operations, the Company is involved with certain claims and disputes and is subject to periodic examinations by regulatory agencies. Based on consultation with legal counsel, it is the opinion of the Company's management that liabilities, if any, arising from any claims, disputes, or examinations, will not have material effect on the Company's financial position or results of operations.

17. Financial Instruments with Off-Balance-Sheet Credit Risk

As a securities broker, the Company executes transactions with and on the behalf of customers. The Company introduces these transactions for clearance to a clearing firm on a fully disclosed basis. In the normal course of business, the Company's customer activities involve the execution of securities transactions and settlement by its clearing broker. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at the prevailing market price in order to fulfill the customer's obligation. The Company seeks to control off-the-balance-sheet credit risk by monitoring its customer transaction and reviewing information it receives from its clearing broker on a daily basis and reserving for doubtful accounts when necessary.

18. Net Capital Requirements

The Company is subject to the SEC's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $100,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2020, the Company's net capital was $2,838,541, which exceeded the requirement by $2,738,541. At December 31, 2020, the Company's debt equity ratio computed in accordance with Rule 15c3-1(d) was 21.67%.

19. Risks and Uncertainties

The global pandemic caused by COVID-19 developed rapidly in 2020 and resulted in a high level of uncertainty and volatility that impacted businesses in all sectors.

At this stage, the impact to the Company's business and financial results has not been significant based on the type of business conducted. Based on management's experience to date, management expects this to remain the case. The Company has taken certain health and safety operational measures and continues to follow government policies and advice. While there has not been a material impact thus far, the timeframe and outcome of the pandemic are uncertain.

20. Subsequent Events

The Company has evaluated subsequent events through February 25, 2021, the date which the financial statements were issued.

On January 29, 2021, the Company received a loan from First State Bank in the amount of $447,742 under the Paycheck Protection Program established by the CARES Act. Since the Company intends to use the proceeds of the loan for eligible expenditures such as payroll and other expenses described in the CARES Act, the Company expects the loan and the related interest will be forgiven in full.

SUPPORTING SCHEDULES

PURSUANT TO RULE 17a-5 OF THE SECURITIES EXCHANGE ACT

FINANCE 500, INC.

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2020

Net capital		
Total stockholder's equity		$ 4,519,226
Add: Subordinated borrowing		1,250,000
Total equity and allowable subordinated liabilities		5,769,226
Less: Non-allowable assets		
Deferred tax asset	47,872	
Prepaid expenses	91,221	
Property and equipment, net	45,015	184,108
Less: Other deductions		
Marketability charges		2,155,098
Net capital before haircuts		3,430,020
Less: Haircuts on positions		591,479
Net capital		$ 2,838,541
Net minimum capital requirement of 6 2/3% of aggregate indebtedness of $755,797 or $100,000, whichever is greater		100,000
Excess Net Capital		$ 2,738,541

RECONCILIATION WITH COMPANY'S NET CAPITAL COMPUTATION INCLUDED IN PART II OF FORM X-17A-5

AS OF DECEMBER 31, 2020

There were no material differences between the Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2020 Part IIA FOCUS filing.

FINANCE 500, INC.

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

FOR THE PERIOD ENDED DECEMBER 31, 2020

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(ii). All transactions are processed in accordance with Rule 15c3-1(a)(2).

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

FOR THE PERIOD ENDED DECEMBER 31, 2020

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(ii).

ERNST WINTTER & ASSOCIATES LLP *Certified Public Accountants*

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Review Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder
Finance 500, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report Required by SEC Rule 17a-5, in which (1) Finance 500, Inc., (the "Company"), identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ernst Wintter + Associates LLP

Walnut Creek, California
February 25, 2021